Platinum Group Metals Ltd.

Interim Condensed Consolidated Financial Statements

(all amounts in thousands of United States Dollars unless otherwise noted)

For the period ended November 30, 2021

Filed: January 13, 2022

PLATINUM GROUP METALS LTD.
Consolidated Statements of Financial Position
(in thousands of United States Dollars)

	November 30, 2021	August 31, 2021
ASSETS

Current
Cash	$8,072	$6,059
ATM Offering proceeds receivable (Note 7)	160	213
Amounts receivable	525	263
Prepaid expenses	269	71
Total current assets	9,026	6,606

Performance bonds and other assets	166	170
Mineral Properties and Exploration Assets (Note 3)	41,384	43,953
Property, plant and equipment	418	470
Total assets	$50,994	$51,199

LIABILITIES

Current
Accounts payable and other liabilities	$1,251	$2,463
Loan payable (Note 5)	3,505	9,088
Convertible notes (Note 6)	19,490	18,716
Total current liabilities	24,246	30,267

Asset Retirement Obligation	96	106
Share based liabilities	1,018	1,223
Lease liability	113	130
Total liabilities	$25,473	$31,726

SHAREHOLDERS' EQUITY
Share capital (Note 7)	$902,480	$890,783
Contributed surplus	31,058	30,102
Accumulated other comprehensive loss	(162,949)	(159,226)
Deficit	(763,239)	(759,771)
Total shareholders' equity attributable to
shareholders of Platinum Group Metals Ltd.	7,350	1,888

Non-controlling interest	18,171	17,585
Total shareholders' equity	25,521	19,473
Total liabilities and shareholders' equity	$50,994	$51,199

Going Concern (Note 1) Contingencies and Commitments (Note 9)

Approved by the Board of Directors and authorized for issue on January 13, 2022

/s/ Stuart Harshaw	/s/ Diana Walters
Stuart Harshaw, Director	Diana Walters, Director
The accompanying notes are an integral part of the consolidated financial statements.	2

PLATINUM GROUP METALS LTD.

Consolidated Statements of Loss and Comprehensive (Income) Loss
(in thousands of United States Dollars except share and per share data)

	Period Ended
	November 30, 2021	November 30, 2020
Expenses
General and administrative	$1,301	$833
Interest	1,066	1,307
Foreign exchange (gain) loss	144	(99)
Stock compensation expense (Note 7)	683	440
	$3,194	$2,481
Other Income
Loss on fair value derivatives & other instruments	$-	$8
Loss on the partial settlement of the Sprott Facility	147	99
Net finance income	(25)	(24)
Loss for the period	$3,316	$2,564

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	3,723	(3,150)

Comprehensive loss (income) for the period	$7,039	$(586)

Net Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$3,316	$2,564
	$3,316	$2,564

Comprehensive (income) loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$7,039	$(586)
	$7,039	$(586)

Basic and diluted loss per common share	$0.04	$0.04

Weighted average number of common shares outstanding:
Basic and diluted	76,873,323	66,548,894
The accompanying notes are an integral part of the consolidated financial statements.	3

PLATINUM GROUP METALS LTD.

Consolidated Statements of Changes in Equity
(in thousands of United States Dollars, except # of Common Shares)

	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non- Controlling Interest	Total

Balance August 31, 2020	64,095,073	$861,890	$28,278	$(164,124)	$(746,313)	$(20,269)	$16,126	$(4,143)
Stock based compensation	-	-	358	-	-	358	-	358
Restricted share units redeemed	44,568	111	(111)	-	-	-	-	-
Share issuance - financing	6,586,976	14,431	-	-	-	14,431	-	14,431
Share issuance costs	-	(592)	-	-	-	(592)	-	(592)
Contributions of Waterberg JV Co.	-	-	-	-	(33)	(33)	118	85
Foreign currency translation adjustment	-	-	-	3,150	-	3,150	-	3,150
Net loss for the period	-	-	-	-	(2,564)	(2,564)	-	(2,564)
Balance November 30, 2020	70,726,617	$875,840	$28,525	$(160,974)	$(748,910)	$(5,519)	$16,244	$10,725
Stock based compensation	-		2,563	-	-	2,563	-	2,563
Restricted share units redeemed	77,100	78	(170)	-	-	(92)	-	(92)
Share options exercised	843,543	2,301	(816)	-	-	1,485	-	1,485
Share issuance - financing	3,623,866	13,518	-	-	-	13,518	-	13,518
Share issuance costs	-	(954)	-	-	-	(954)	-	(954)
Contributions of Waterberg JV Co.	-	-	-	-	(362)	(362)	1,341	979
Foreign currency translation adjustment	-	-	-	1,748	-	1,748	-	1,748
Net loss for the period	-	-	-	-	(10,499)	(10,499)	-	(10,499)
Balance August 31, 2021	75,271,126	890,783	30,102	(159,226)	(759,771)	1,888	17,585	19,473
Stock based compensation	-	-	1,001	-	-	1,001	-	1,001
Restricted Share Units redeemed	11,000	34	(34)	-	-	-	-	-
Share options exercised	10,000	31	(11)	-	-	20	-	20
Share issuance - financing	4,567,790	11,986	-	-	-	11,986	-	11,986
Share issuance costs	-	(354)	-	-	-	(354)	-	(354)
Contributions of Waterberg JV Co.	-	-	-	-	(152)	(152)	586	434
Foreign currency translation adjustment	-	-	-	(3,723)	-	(3,723)	-	(3,723)
Net loss for the period	-	-	-	-	(3,316)	(3,316)	-	(3,316)
Balance November 30, 2021	79,859,916	902,480	31,058	(162,949)	(763,239)	7,350	18,171	25,521

The accompanying notes are an integral part of the consolidated financial statements.	4

PLATINUM GROUP METALS LTD.

Consolidated Statements of Cash Flows
(in thousands of United States Dollars)

	For the period ended
	November 30, 2021	November 30, 2020

OPERATING ACTIVITIES
Loss for the period	$(3,316)	$(2,564)

Add items not affecting cash / adjustments:
Depreciation	23	30
Interest expense	1,072	1,307
Unrealized foreign exchange (loss)	327	(33)
Loss on fair value of derivatives and other instruments	-	8
Loss on partial settlement of Sprott Facility	147	99
Stock compensation expense	683	440
Directors' fees paid in deferred share units	39	38
Net change in non-cash working capital (Note 10)	(817)	(3,742)
	$(1,842)	$(4,417)

FINANCING ACTIVITIES
Proceeds from issuance of equity	$12,039	$12,736
Equity issuance costs	(354)	(592)
Cash received from option exercises	20	-
Sprott Facility principal repayments	(5,800)	(3,515)
Sprott Facility interest paid	(220)	(564)
Lease payments made	(22)	(22)
Cash received from Waterberg partners	229	676
	$5,892	$8,719

INVESTING ACTIVITIES
Performance bonds	$(11)	$(17)
Expenditures incurred on Waterberg Project	(1,870)	(1,032)
	$(1,881)	$(1,049)

Net increase in cash	2,169	3,253
Effect of foreign exchange on cash	(156)	219
Cash, beginning of period	6,059	1,308

Cash end of period	$8,072	$4,780

The accompanying notes are an integral part of the consolidated financial statements.	5

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise stated except share and per share data)

1.           NATURE OF OPERATIONS AND GOING CONCERN

Platinum Group Metals Ltd. (the "Company") is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company's shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE American LLC ("NYSE American") in the United States. The Company's address is Suite 838-1100 Melville Street, Vancouver, British Columbia, V6E 4A6.

The Company is a development stage company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.

These financial statements consolidate the accounts of the Company and its subsidiaries. Lion Battery Technologies Inc. ("Lion") is accounted for using the equity method as the Company jointly controls Lion despite owning the majority of Lion's shares. The Company's subsidiaries, associates and joint ventures as at November 30, 2021 are as follows:

		Place of incorporation and operation	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activity		November 30, 2021	August 31, 2021

Platinum Group Metals (RSA) (Pty) Ltd.	Development	South Africa	100.0%	100.0%
Mnombo Wethu Consultants (Pty) Limited(1)	Development	South Africa	49.9%	49.9%
Waterberg JV Resources (Pty) Ltd.(1),(2)	Development	South Africa	37.05%	37.05%
Lion Battery Technologies Inc.	Research	Canada	53.70%	53.70%

Notes:

(1) The Company controls and consolidates Mnombo Wethu Consultants (Pty) Limited ("Mnombo") and Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") for accounting purposes.

(2) Effective ownership of Waterberg JV Co. is 63.05% when Mnombo's ownership portion is combined with Platinum Group Metals (RSA) (Pty) Ltd. ("PTM RSA") ownership portion.

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards applicable to a going concern which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due for at least twelve months from the date of filing of these consolidated financial statements. During the period ended November 30, 2021, the Company incurred a loss of $3.3 million, used cash of $1.8 million in operating activities and at period end had cash of $8.1 million and a working capital deficiency of $15.2 million. Included in current liabilities was $3.5 million pursuant to the Sprott Facility (as defined below) as well as convertible notes ($19.99 million) that mature on July 1, 2022. The Company currently has limited financial resources and has no sources of operating income.

In March 2020, the World Health Organization declared the outbreak of COVID-19 Coronavirus a global pandemic. The COVID-19 pandemic has had a material impact on the global economy, the scale and duration of which remain uncertain. Since March 2020, the pandemic has continued in waves and the emergence of the Omicron variant in late November 2021 has caused a resurgence in new infections. Related negative public health developments have again adversely affected workforces, economies and financial markets globally, resulting in continued economic uncertainty. Supply chain disruptions caused by the pandemic have negatively affected global automotive production, resulting in a downturn for the prices of platinum, palladium and rhodium. Although to date the Company has not experienced a direct material adverse effect due to the pandemic, it is not possible for the Company to predict the duration or magnitude of the possible adverse results of the pandemic and its effects on the Company's business or ability to raise funds. The Company and Waterberg JV Resources (Pty) Ltd. have implemented a range of COVID-19 safety measures and monitoring procedures consistent with Canadian and South African directives.

The Company's ability to continue operations in the normal course of business will depend upon its ability to secure additional funding by methods that could include debt refinancing, equity financing, the sale of assets and strategic partnerships. Management believes the Company will be able to secure further funding as required although there can be no assurance that these efforts will be successful. These factors give rise to material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the ultimate appropriateness of the use of accounting principles applicable to a going concern.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements
 (in thousands of United States Dollars unless otherwise stated except share and per share data)

These condensed consolidated interim financial statements do not include adjustments or disclosures that may result should the Company not be able to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be required to the carrying value of assets and liabilities, the expenses, the reported comprehensive loss and balance sheet classifications used that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. These adjustments could be material.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies that are consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company's significant accounting policies and critical accounting estimates applied in these interim financial statements are the same as those applied in Note 2 of the Company's annual consolidated financial statements as at and for the year ended August 31, 2021.

Presentation Currency

The Company's presentation currency is the United States Dollar ("USD")

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD
Period-end rate:	R15.9740 (August 31, 2021 R14.5241)
Period average rate:	R15.0017 (November 30, 2020 R16.2444)
CAD/USD
Period-end rate:	C$1.2792 (August 31, 2021 C$1.2617)
Period average rate:	C$1.2559 (November 30, 2020 C$1.3172)

3.           MINERAL PROPERTY and EXPLORATION AND EVALUATION ASSETS

Since mid-2017, the Company's only active mineral property has been the Waterberg Project located on the North Limb of the Bushveld Igneous Complex. During the previous fiscal year, the Waterberg Project was granted its mining right (the "Waterberg Mining Right") and as a result the Company reclassified the Waterberg Project from being an Exploration and Evaluation Asset to a Development Asset.

Total capitalized costs for the Waterberg Project are as follows:

Balance, August 31, 2020	$34,939
Additions	3,745
Recoveries from 100% Implats funded implementation budget	(229)
Foreign exchange movement	5,498
Balance August 31, 2021	$43,953
Additions	1,257
Foreign exchange movement	(3,826)
Balance November 30, 2021	41,384

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise stated except share and per share data)

Waterberg Project

At November 30, 2021, the Waterberg Project consisted of granted prospecting rights, applied for prospecting rights and the Waterberg Mining Right with a combined active project area of 79,188 hectares, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane. Of the total project area, 20,532 hectares are covered by the Waterberg Mining Right. A further 58,655 hectares are covered by active prospecting rights. Waterberg JV Co. is currently in process of applying for closure on one inactive prospecting right located north of the known mineralized area.

On March 5, 2021 and subsequently the Company received three notices of appeal to the January 28, 2021 decision of the South African Department of Mineral Resources and Energy ("DMR") granting the Waterberg Mining Right filed by appellants from local communities. One group filed an application for an order in the High Court of South Africa to review and set aside the decision by the Minister of the Department of Forestry, Fisheries, and the Environment to refuse condonation for the late filing of an appeal against the grant of an environmental authorization for the mine in November 2020. On July 30, 2021, Waterberg JV Co. received a restraint application filed in the High Court of South Africa by a group claiming to represent individuals located near planned surface infrastructure. On November 30, 2021 the actual host community where the planned infrastructure is to be located filed an application to join as a respondent to the restraint application. In their affidavit the host community documented their support for the Waterberg Project. Waterberg JV Co. has filed answering affidavits and is opposing all court applications and all appeals received with respect to the Waterberg Mining Right. A time frame for the hearing of court applications or the settlement of appeals is uncertain. The required court submissions in response to Waterberg JV Co.'s affidavits have not been filed by the various applicants. The Waterberg Mining Right currently remains active, was notarially executed by the DMR on April 13, 2021 and was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021.

The Waterberg Project comprises the former Waterberg joint venture property and the Waterberg extension property. On August 21, 2017, PTM RSA completed the cession of legal title for all Waterberg Project prospecting rights into Waterberg JV Co. after earlier receiving Section 11 approval of the 2nd Amendment (defined below). On September 21, 2017, Waterberg JV Co. issued shares to all existing Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., Japan Oil, Gas and Metals National Corporation ("JOGMEC") holding a 28.35% interest and Mnombo, as the Company's Black Economic Empowerment ("BEE") partner, holding 26%. Later, in March 2020 and after the Implats Transaction (defined below), in accordance with its mandate established by the government of Japan, JOGMEC completed the sale of a 9.755% interest in the Waterberg JV Co. to Hanwa Co., Ltd ("Hanwa").

Implats Transaction

On November 6, 2017, the Company and JOGMEC closed a transaction (the "Implats Transaction"), originally announced on October 16, 2017, whereby Impala Platinum Holdings Ltd. ("Implats") purchased an aggregate 15.0% equity interest in Waterberg JV Co for $30 million. The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million. As part of the transaction, Implats also acquired an option to increase its holdings in Waterberg JV Co. to 50.01% (the "Purchase and Development Option") in exchange for certain payments and project funding, and a right of first refusal to enter into an offtake agreement, on commercial arm's-length terms, for the smelting and refining of mineral products from the Waterberg Project ("Offtake ROFR") if Waterberg JV Co. proposes to enter into an offtake agreement with a third party. JOGMEC or its nominee retains a right to direct the marketing of Waterberg concentrate and to receive, at market prices, platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volumes produced from the Waterberg Project.

On June 15, 2020, Implats delivered a formal notice of their election not to exercise their Purchase and Development Option due to increased economic uncertainty and reduced risk appetite in the short, medium and long-term as a result of the COVID-19 pandemic. Implats currently retains a 15.0% participating Waterberg Project interest and the Offtake ROFR. The Company retains a controlling 50.02% direct (37.05%) and indirect (12.97% through its 49.9% shareholding in Mnombo) interest in the Waterberg Project while Mnombo retains a 26.0% direct interest, JOGMEC a 12.195% direct interest and Hanwa a 9.755% direct interest.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise stated except share and per share data)

Acquisition and Development of the Waterberg Project

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement regarding the Waterberg Project (the "JOGMEC Agreement"). Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the former Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest. Following JOGMEC's earn-in, the Company funded Mnombo's 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for a cash payment of R1.2 million and the Company's agreement to pay for Mnombo's 26% share of costs on the Waterberg JV property until the completion of a feasibility study. Mnombo's share of expenditures prior to this agreement, and Mnombo's share of expenditures post DFS, are still owed to the Company ($7.0 million at November 30, 2021). The portion of Mnombo not owned by the Company is accounted for as a non-controlling interest, calculated at $7.6 million at November 30, 2021 ($7.4 million - August 31, 2021).

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the existing JOGMEC Agreement.  Under the terms of the 2nd Amendment, the Waterberg JV and Waterberg Extension properties were combined and contributed into the newly created operating company Waterberg JV Co.  On August 3, 2017, the Company received Section 11 transfer approval from the DMR and title to all the Waterberg prospecting rights were ceded into Waterberg JV Co. on September 21, 2017.

Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018. This requirement was completed by $8 million in funding from JOGMEC to March 31, 2016, followed by two $6 million tranches funded by JOGMEC in each of the following two 12-month periods ending March 31, 2018.

To November 30, 2021, an aggregate total of $79.4 million has been funded by all parties on exploration and engineering on the Waterberg Project. Up until the Waterberg property was transferred to Waterberg JV Co., all costs incurred by other parties were treated as cost recoveries by the Company.

4. LION BATTERY TECHNOLOGIES INC.

Lion was incorporated on June 17, 2019 with the objective to research new lithium battery technology utilizing platinum and palladium. The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion. On July 12, 2019, the Company and Anglo American Platinum Limited ("Amplats") entered investment, shareholder and research agreements to facilitate Lion's objectives. The Company and Amplats agreed to equally invest up to an aggregate of $4.0 million into Lion, of which approximately $1.0 million would be intended for the commercialization of the technology developed as well as general and administrative expenses, subject to certain conditions. On July 6, 2021 the Company and Amplats agreed to increase the planned funding to Lion by a further $2.726 million, to a total of up to $6.726 million, in order to allow the acceleration of certain research and commercialization activities. All agreed funding into Lion by the Company and Amplats is to be exchanged for preferred shares of Lion at a price of $0.50 per share over an approximate three to five year period.

On July 12, 2019, the Company and Amplats each invested $550 as a first tranche of funding into Lion in exchange for 1,100,000 Lion preferred shares each at a price of $0.50 per share. In June 2020, the Company and Amplats each invested $350 as a second tranche of funding in exchange for 700,000 preferred shares each at a price of $0.50 per share. In February 2021, the Company and Amplats each invested $350 as a third tranche of funding in exchange for 700,000 preferred shares each at a price of $0.50 per share. At November 30, 2021, the Company owned approximately a 53.7% interest in Lion.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise stated except share and per share data)

On July 12, 2019, Lion entered into a Sponsored Research Agreement ("SRA") with Florida International University ("FIU") to fund a $3.0 million research program over approximately three years. On July 6, 2021 Lion agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million. The first tranche to FIU under the SRA, totaling $1.0 million plus a one-time fee of $50, was funded by Lion in mid July 2019. Research work commenced at FIU during September 2019. During calendar 2020 FIU completed the first research milestone pursuant to the SRA, which triggered a second tranche of funding to FIU in the amount of $667. Based on research advancement a third tranche in the amount of $667 was paid by Lion to FIU in February 2021. Lion has provided aggregate research funding in the amount of $2.38 million to FIU as of November 30, 2021.

On August 4, 2020, the U.S. Patent and Trademark Office issued Patent No. 10,734,636 B2 entitled "Battery Cathodes for Improved Stability" to FIU. The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery. A second patent related to this was issued in December 2020 and a third was issued in June 2021. Further patents are currently applied for. Under the SRA, Lion has exclusive rights to all intellectual property being developed by FIU including patents granted. Lion is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

The Company accounts for Lion using equity accounting as Lion is jointly controlled with Amplats. Lion pays a fee of $3 per month to the Company for general and administrative services.

5. SPROTT LOAN

On August 15, 2019, the Company announced it had entered a senior secured credit facility with Sprott Private Resource Lending II (Collector), LP ("Sprott") and other lenders party thereto (the "Sprott Lenders") pursuant to which the Sprott Lenders advanced the Company $20.0 million in principal (the "Sprott Facility"). The loan was immediately drawn and was originally scheduled to mature on August 14, 2021. Principal amounts of the Sprott Facility outstanding are charged interest at a rate of 11% per annum, compounded monthly. In August 2021 the Company elected to exercise an option to extend the maturity date of $10.0 million in principal by one year. At August 31, 2021, the nominal principal balance outstanding was $9.4 million. A further $5.8 million of principal was repaid during the quarter ended November 30, 2021, bringing the nominal principal balance due at November 30, 2021 down to $3.6 million. Subsequent to period end, the Company has made a further principal repayment of $0.6 million, bringing the nominal principal balance due down to $3.0 million as of the date of publication for these consolidated financial statements. Scheduled interest payments are made monthly with interest of $220 having been paid to Sprott during the period ended November 30, 2021 (November 30, 2020 - $541).

The Company is required to maintain certain minimum working capital and cash balances under the Sprott Facility and is in compliance with these covenants at period end.

In connection with the original principal advance the Company issued Sprott 800,000 common shares worth $1,000. Effective interest of $289 was recognized during the period ended November 30, 2021 (November 30, 2020 - $597).

6. CONVERTIBLE NOTES

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes due in 2022, of which $19.99 million remained outstanding at November 30, 2021 (the "Convertible Notes"). The Convertible Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.

Upon maturity the Convertible Notes are to be settled by the Company in cash. The Convertible Notes are convertible at any time prior to maturity at the option of the holder, in which case the conversion may be settled at the Company's election in cash, common shares, or a combination of cash and common shares. The conversion rate of the Convertible Notes is 100.1111 common shares per $1.0 thousand principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $9.989 per common share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company's common shares on June 27, 2017.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise stated except share and per share data)

The Convertible Notes contain multiple embedded derivatives (the "Convertible Note Derivatives") relating to the conversion and redemption options. The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods at $5.381 million (see below). At inception, the debt portion of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivatives of $5.381 million and transaction costs relating to the Convertible Notes of $1.049 million resulting in an opening balance of $13.570 million. The Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method.

On January 2, 2018, the Company issued 244,063 common shares in settlement of $0.691 million of bi-annual interest payable on the outstanding Convertible Notes.

On July 3, 2018, the Company issued 757,924 common shares in settlement of $0.724 million of bi-annual interest payable on the outstanding Convertible Notes.

On January 2, 2019, the Company issued 545,721 common shares in settlement of $0.687 million of bi-annual interest payable on the outstanding Convertible Notes.

On July 1, 2019, the Company paid $0.687 million in cash for bi-annual interest payable on the outstanding Convertible Notes.

On January 2, 2020, the Company issued 517,468 common shares in settlement of $0.687 million of bi-annual interest payable on the outstanding Convertible Notes.

On July 2, 2020, the Company issued 526,471 common shares in settlement of $0.687 million of bi-annual interest payable on the outstanding Convertible Notes.

On January 2, 2021, the Company paid $0.687 million in cash for bi-annual interest payable on the outstanding Convertible Notes.

On July 2, 2021, the Company paid $0.687 million in cash for bi-annual interest payable on the outstanding Convertible Notes.

On January 2, 2022, the Company paid $0.687 million in cash for bi-annual interest payable on the outstanding Convertible Notes.

Due to a limitation on conversion contained in the indenture governing the Convertible Notes, dated June 30, 2017 between the Company and The Bank of New York Mellon, no more than 2,954,278 common shares, being 19.9% of the number of common shares outstanding on June 30, 2017, may be issued in settlement of interest payments or conversions related to the Convertible Notes. At period end and currently, a total of 361,312 common shares remain available for settlement of future interest payments or conversions.

The components of the Convertible Notes are as follows:

Convertible Note balance August 31, 2020	$17,212
Interest payment	(1,374)
Accretion and interest incurred during the year	2,930
Gain on embedded derivatives during the year ended August 31, 2021	(52)
Convertible Note balance August 31, 2021	$18,716
Accretion and interest incurred during the period	774
Convertible Note balance November 30, 2021	$19,490

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise stated except share and per share data)

7. SHARE CAPITAL

(a) Authorized

Unlimited common shares without par value.

(b) Issued and outstanding

At November 30, 2021, the Company had 79,859,916 common shares outstanding including 77,200 shares sold for the net proceeds of $160 on or before November 30, 2021 and issued December 1 and 2, 2021 pursuant to an at-the-market offering ("ATM Offering") governed by the terms of an equity distribution agreement with BMO Capital Markets.

Fiscal 2022

On February 5, 2021, the Company entered a second at-the-market offering (the "2021 ATM"). During the period ended November 30, 2021, the Company sold an aggregate of 4,567,790 shares pursuant to the 2021 ATM at an average price of US$2.62 for gross proceeds of $11,986. Fees and expenses of $354 were incurred during the three month period ending November 30, 2021 in relation to the 2021 ATM. Subsequent to the end of the period, to January 13, 2022 the Company has issued a further 544,735 shares pursuant to the 2021 ATM at an average price of US$2.00 for net proceeds of $1.06 million.

Fiscal 2021

As of August 31, 2021, the Company had sold an aggregate of 2,502,790 shares pursuant to the 2021 ATM at an average price of $4.38 per share for gross proceeds of $10,951. Total fees and expenses of $701 were incurred during the fiscal year ending August 31, 2021 in relation to the 2021 ATM.

On December 8, 2020, the Company closed a non-brokered private placement with Deepkloof Limited ("Deepkloof"), a subsidiary of existing major shareholder Hosken Consolidated Investments Limited ("HCI") for 1,121,076 common shares at a price of $2.23 each for gross proceeds of $2,500 maintaining, HCI's ownership in the Company at approximately 31% at that time.

On November 30, 2020, the Company completed the sale of common shares pursuant to an at-the-market offering (the "2020 ATM"). Final sales were settled, and the 2020 ATM completed, on December 2, 2020. An aggregate of 5,440,186 common shares were sold at an average price of $2.21 per share for gross proceeds of $12.0 million. Total fees and expenses of $592 were incurred.

On October 15, 2020, the Company closed a non-brokered private placement for 1,146,790 common shares at a price of $2.18 per share for gross proceeds of $2.5 million. All shares were subscribed for by Deepkloof, maintaining HCI's ownership in the Company at approximately 31% at that time.

(c) Incentive stock options

The Company has entered into Incentive Stock Option Agreements under the terms of its share compensation plan with directors, officers, consultants and employees. Under the terms of the stock option agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options of the Company are subject to vesting provisions. All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company's outstanding stock options:

	Number of Share Options	Average Exercise Price in CAD
Options outstanding at August 31, 2020	3,182,500	$2.20
Granted	1,596,500	$6.41
Forfeited	(126,936)	$2.27
Exercised	(843,543)	$2.21
Options outstanding at August 31, 2021	3,808,521	$3.96
Granted	42,000	$3.40
Exercised	(10,000)	$2.61
Options outstanding at November 30, 2021	3,840,521	$3.96

PLATINUM GROUP METALS LTD.Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise stated except share and per share data)

Number Outstanding at November 30, 2021	Number Exercisable at November 30, 2021	Exercise Price in CAD	Average Remaining Contractual Life (Years)
1,497,500	-	$6.58	4.05
99,000	-	$3.90	4.69
42,000	-	$3.40	4.81
1,048,502	122,517	$2.61	2.36
1,153,519	461,099	$1.81	3.01
3,840,521	583,616		3.13

During the period ended November 30, 2021 the Company granted 42,000 stock options, which will vest in three tranches on the first, second and third anniversary of their grant.

During the year ended August 31, 2021, the Company granted 1,596,500 stock options. The stock options granted during the year vest in three tranches on the first, second and third anniversary of their grant.

During the period ended November 30, 2021, the Company recorded $764 of stock compensation expense (November 30, 2020 - $280), of which $702 was expensed (November 30, 2020 - $253) and $62 was capitalized to mineral properties (November 30, 2020 - $27).

(d) Deferred Share Units

The Company has established a DSU plan for non-executive directors. Each DSU has the same value as one Company common share. DSU's must be retained until the director leaves the Board of Directors, at which time the DSU's are paid.

During the period ended November 30, 2021 an expense of $43 was recorded in relation to outstanding DSUs (November 30, 2020 - $159), with $4 recorded as share-based compensation (November 30, 2020 - $121) and $39 recorded as director fees (November 30, 2020 - $38). During the period ended November 30, 2021 DSUs were revalued and a $230 recovery was recorded to reflect their decreased value due to the Company's share price depreciation. At November 30, 2021, a total of 524,312 DSUs were issued and outstanding, of which 325,353 DSUs had vested.

(e) Restricted Share Units

The Company has established a restricted share unit ("RSU") plan for officers and certain employees of the Company. Each RSU represents the right to receive one Company common share following the attainment of vesting criteria determined at the time of the award. RSUs vest over a three-year period.

During the period ended November 30, 2021, a stock compensation expense of $233 was recorded (November 30, 2020 - $78) of which $209 expensed (November 30, 2020 - $67) and $24 was capitalized (November 30, 2020 - $11). During the period, 11,000 RSUs were settled. At November 30, 2021, 536,992 RSUs were issued and outstanding, with 48,715 of these RSUs being vested.

8. RELATED PARTY TRANSACTIONS

All amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  Transactions with related parties are in the normal course of business and are recorded at consideration established and agreed to by the parties.  Transactions with related parties are as follows:

PLATINUM GROUP METALS LTD.Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise stated except share and per share data)

(a) During the period ended November 30, 2021, $67 (November 30, 2020 - $63) was paid or accrued to independent directors for directors' fees and services.

(b) During the period ended November 30, 2021, the Company paid or accrued payments of $14 (November 30, 2020 - $14) from West Vault Mining Inc., for accounting and administrative services.  The Company and West Vault Mining have one officer in common.

(c) In May 2018, Deepkloof made a strategic investment in the Company by way of participation in a public offering and a private placement.  Through the terms of the May 2018 private placement, HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  HCI has exercised its right to nominate one person to the board of directors.  At November 30, 2021 HCI's ownership of the Company was reported at 21,297,526 common shares, representing a 26.67% interest in the Company.

9. CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $247 to February 2024.

From period end the Company's aggregate commitments are as follows:

Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$117	$130	$-	$-	$247
Environmental Bonds	38	75	66	-	179
Convertible Notes (Note 6)	21,364	-	-	-	21,364
Sprott Facility (Note 5)	3,883	-	-	-	3,883
Totals	$25,402	$205	$66	$-	$25,673

Africa Wide Legal Action

In April 2018, the Company completed a transaction whereby Maseve Investments 11 (Pty) Ltd. ("Maseve") was acquired (the "Maseve Sale Transaction") by Royal Bafokeng Platinum Ltd. ("RBPlats"). Maseve owned and operated the Maseve Mine. In September 2018, the Company reported receipt of a summons issued by Africa Wide Mineral Prospecting and Exploration Proprietary Limited ("Africa Wide") whereby Africa Wide instituted legal proceedings in South Africa against PTM RSA, RBPlats and Maseve in relation to the Maseve Sale Transaction. Africa Wide held 17.1% of the shares in Maseve prior to completion of the Maseve Sale Transaction. Africa Wide is seeking, at this late date, to set aside the closed Maseve Sale Transaction. RBPlats and the Company consulted with senior counsel, both during the negotiation of the Maseve Sale Transaction and regarding the current Africa Wide legal proceedings. The Company has received legal advice to the effect that the Africa Wide action is factually and legally defective. Various statements and discovery documents were filed during calendar 2021 and a trial to hear evidence occurred in the High Court of South Africa October 4 to October 8, 2021. Final Heads of Argument were filed in November 2021 and final arguments are to be heard by the High Court in March 2022, having been re-scheduled from January 2022 at the request of the High Court.

10. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise stated except share and per share data)

Period ended	November 30, 2021	November 30, 2020

Amounts receivable, prepaid expenses and other assets	$(503)	$(146)
Payment of bank advisory fees	-	(2,890)
Accounts payable and other liabilities	(314)	(706)
	$(817)	$(3,742)

11. SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business through two geographical regions - Canada and South Africa. The Chief Operating Decision Makers ("CODM") reviews information from the below segments separately so the below segments are separated.

The Company evaluates performance of its operating and reportable segments as noted in the following table:

At November 30, 2021	Assets	Liabilities

Canada	$9,437	$24,942
South Africa	41,557	531
	$50,994	$25,473
At August 31, 2021	Assets	Liabilities

Canada	$7,038	$29,625
South Africa	44,161	2,101
	$51,199	$31,726
Comprehensive Loss (Income) for the period ended	November 30, 2021	November 30, 2020

Canada	$3,682	$3,090
South Africa	3,357	(3,676)
	$7,039	$(586)